# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U932
Title of class of securities: Common Shares without par value; the CUSIP relates to American Depository Shares, each representing five hundred thousand Common Shares.
Address of issuer's principal executive offices: 939 Tambore, Barueri, Edificio Jatoba, 8th floor, Barueri, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512348

## Reporting persons
- Thomas A. Wagner III: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,063,104,500,000; sole dispositive power 0; shared dispositive power 4,063,104,500,000; aggregate amount beneficially owned 4,063,104,500,000 (7.4% of the class)
  Comment: CUSIP number 05501U403 reported on the cover page above and in Item 2(e) below applies to the unrestricted class of the Issuer's (as defined below) American Depository Shares ("ADSs"). The Reporting Persons (as defined below) also beneficially own the Issuer's restricted ADSs, CUSIP number 05501U601. The ADSs are managed by Knighthead Capital Management, LLC ("KCM") and Knighthead Opportunities Capital Management, LLC ("KOCM" and, together with KCM, the "Advisers"), of which the Reporting Persons are managing partners, each entity individually beneficially owning less than 5% of the Issuer shares.
- Ara D. Cohen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,063,104,500,000; sole dispositive power 0; shared dispositive power 4,063,104,500,000; aggregate amount beneficially owned 4,063,104,500,000 (7.4% of the class)
  Comment: CUSIP number 05501U403 reported on the cover page above and in Item 2(e) below applies to the unrestricted class of the Issuer's (as defined below) American Depository Shares ("ADSs"). The Reporting Persons (as defined below) also beneficially own the Issuer's restricted ADSs, CUSIP number 05501U601. The ADSs are managed by the Advisers, of which the Reporting Persons are managing partners, each individually beneficially owning less than 5% of the Issuer shares.

## Item 1. Issuer
Name of issuer: AZUL SA
Address of issuer's principal executive offices: Avenida Marcos Penteado de Ulhoa Rodrigues, 939, 8th floor Edificio Jatoba, Barueri, Brazil, 06460-040

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Mr. Wagner and Mr. Cohen (collectively, the "Reporting Persons") with respect to the Shares of the above-named Issuer. Such owned Shares include warrants exercisable for Shares as well as ADSs representing Shares. The Reporting Persons are the managing partners of the Advisers, and may be deemed to indirectly beneficially own the securities reported.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 320 Park Avenue, Floor 28 New York, NY 10022
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 8,126,209 ADS, each representing five hundred thousand Common Shares ("Common Shares") of Azul S.A. (the "Issuer") reported as beneficially owned herein are managed by the Advisers, of which the Reporting Persons are managing partners, representing a total of 4,034,449,500,000 Common Shares. In addition to the ADSs, the Reporting Persons were awarded warrants exercisable for 28,655,000,000 Common Shares of the Issuer, which are exercisable within sixty days (the "Warrants"). Therefore, the Reporting Persons may be deemed to exercise shared voting and dispositive power over an aggregate of 4,063,104,500,000 Common Shares.
Percent of class:
As of the date hereof, each Reporting Person may be deemed to beneficially own 4,063,104,500,000 Common Shares of the Issuer, representing approximately 7.4% of the Common Shares outstanding.

The above percentage is based on 54,730,851,778,811 Common Shares reported as issued and outstanding as of February 19, 2026 in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 20, 2026 and giving effect to the Warrants.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 4,063,104,500,000
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 4,063,104,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Wagner III: /s/ Thomas A. Wagner III, Managing Partner (04/06/2026)
- Ara D. Cohen: /s/ Ara D. Cohen, Managing Partner (04/06/2026)